FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April... , 2007..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date April 11, 2007	By /s/ Hiroshi Kawashimo (Signature)*

Hiroshi Kawashimo
General Manager, Finance Division Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. The following is an overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc.
April 11, 2007
Canon Inc.
I.	Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.

1.	Fundamental Policy
In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. At the same time, a sense of ethics and mission held by each executive and employee of a company is very important in order to achieve continuous corporate growth and development.
2.	Capital Structure

Percentage of Shares Held by Foreign Investors	30% and above
Overview of Major Shareholders (as of December 31, 2006)

	Number of	Shareholding
Name of Shareholders	Shares Held	Ratio (%)
The Dai-Ichi Mutual Life Insurance Co.	93,312,600	7.00
Japan Trustee Services Bank, Ltd. (Trust Account)	82,773,600	6.21
The Master Trust Bank of Japan, Ltd. (Trust Account)	74,645,300	5.60
Moxley & Co.	68,908,853	5.17
State Street Bank and Trust Company 505103	34,955,530	2.62
State Street Bank and Trust Company	34,198,418	2.56
Mizuho Corporate Bank, Ltd.	28,419,736	2.13
Nomura Securities Co., Ltd.	27,175,483	2.04
Sompo Japan Insurance Inc.	22,910,347	1.72
BNP Paribas Securities (Japan) Limited	21,105,900	1.58
3.	Corporate Attributes

Stock Exchange Listings	Tokyo (1st Section), Osaka (1st Section), Nagoya (1st Section), Fukuoka (Existing Market) and Sapporo (Existing Market)
Fiscal Year-end	December
Sector	Electric appliances
Number of Employees (Consolidated)	1,000 and above
Net Sales (Consolidated)	1 trillion yen and above
Parent Company	NA
Number of Subsidiaries and Affiliates	100 and above but less than 300

4.	Other Special Circumstances that may have a Material Impact on Corporate Governance (revised)
NA
(The Company has 4 listed subsidiaries and 3 listed sub-subsidiaries. The Company respects the independence of each company in its managerial decision-making and execution of duties.)
II.	Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters

1.	Items Concerning Institutional Structure, Organizational Operation, etc.

Organizational Form	Company with a Board of Corporate Auditors

Directors
Chairman of the Board of Directors	Chairman of the Company (excluding the case when the chairman of the company concurrently holds position of president)
Number of Directors (revised)	27
Elected Outside Directors	None
Reasons for Operating Under the Current Structure (revised)
Important business matters are discussed and ratified during meetings of the Board of Directors and Executive Committee, which are, in principle, attended by all Directors. The Company’s board consists of 27 Directors. In order to make more rational and efficient decisions, the board is composed entirely of Internal Directors who have well-developed knowledge of the Company’s affairs.
The Company has five Corporate Auditors, three of whom are Outside Corporate Auditors. In order to ensure effective corporate governance, the Company employs diverse internal control systems, including enhancing the structure and authority of its internal auditing; having Corporate Auditors and the Corporate Audit Center work closely with the Accounting Auditors; and establishing in 2004 the Corporate Ethics and Compliance Committee and Internal Control Committee. These measures support the effective implementation of the Company’s corporate governance, while also making possible the maintaining and strengthening of this structure.
Corporate Auditors

Existence or Nonexistence of a Board of Corporate Auditors	Exists
Number of Corporate Auditors	5

Cooperation Between Corporate Auditors and Accounting Auditors (revised)
At the beginning of the year, the Corporate Auditors and the Board of Corporate Auditors receive from the Accounting Auditors an outline of their audit plan and a report on important auditing items on which the Corporate Auditors and the Board of Corporate Auditors express their opinion with respect to validity. Also, the Corporate Auditors and the Board of Corporate Auditors, maintain close cooperation with the Accounting Auditors and exchange opinions on such subjects as the results of audits and the Accounting Auditors’ grasp of the Company’s internal control systems and their evaluation of risk.
Furthermore, in addition to observing the Accounting Auditors’ fieldwork and audit reviews as necessary, the Corporate Auditors and the Board of Corporate Auditors always receive from the Accounting Auditors an audit report that deals with the accounting audit of interim and year-end accounts. Also, the Corporate Auditors and the Board of Corporate Auditors, maintaining constant cooperation with the Accounting Auditors, may, from time to time, request to the Accounting Auditors a report on the progress of their various audits.
Cooperation Between Corporate Auditors and Internal Auditing (revised)
At the beginning of the year, the Corporate Auditors and the Board of Corporate Auditors confirm with the Corporate Audit Center, which serves as the Company’s internal auditing division, the outline of their internal audit plan and internal auditing subjects.
The Corporate Auditors and Board of Corporate Auditors receive from the Corporate Audit Center a report on the audit and the evaluation after the conclusion of the internal audit on such subjects as internal control systems. The Corporate Audit Center also reports individually on the internal audit results regarding product quality, environmental issues, information security and physical security, areas in which various relevant administrative divisions work very closely with the Corporate Audit Center.

Outside Corporate Auditors	Elected
Number of Outside Corporate Auditors	3

Relation with the Company (1)

Name	Occupation	Relation with the Company

Tadashi Ohe	Attorney	A current Outside Director or Outside Corporate Auditor of another company

Yoshinobu Shimizu	Certified Public Accountant	NA

Minoru Shishikura	Former employee of another company	A current Outside Director or Outside Corporate Auditor of another company
Relation with the Company (2)

	Supplementary	Reason(s) for Appointing
	Information in Regard	the Relevant Outside
Name	to Applicable Items	Corporate Auditor

Tadashi Ohe	NA	Insight and experience gained through being an attorney

Yoshinobu Shimizu	NA	Insight and experience gained through being a certified public accountant

Minoru Shishikura	NA	Insight and experience gained through many years working for a financial institution
Other Items Related to Major Activities of Outside Corporate Auditors (revised)
Outside Corporate Auditors conduct audits throughout the year based on the audit policy, audit plan, audit methodology and the allocation of audit work, which are determined by the Board of Corporate Auditors. In the Company’s 106th Business Term (fiscal year 2006, which ended December), the Outside Corporate Auditors of which there are three (two until March 30, 2007), attended almost all of the meetings of the Board of Corporate Auditors and Board of Directors.

Incentives to Directors
Implementation of Measures to Grant Incentives to Directors                      Not implemented
Supplementary Information in Regard to Applicable Items
With regard to the remuneration given to Directors, the Company calculates the amounts based on the Directors individual contribution to the Company. The Company believes that this is an appropriate remuneration system that compensates Directors for the execution of their duties. Therefore, the Company does not grant or give stock options or other forms of incentive.
Director Remuneration

Disclosure Method (revised)	Annual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan, Business Report

Disclosure Situation	Aggregate amount of Director remuneration is disclosed
Supplementary Information in Regard to Applicable Items (revised)
As disclosed in our Annual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan, the amount of Director remuneration for the 106th Business Term (fiscal year, which ended December 2006) was 1,078 million yen.
Note 1: The above includes remuneration to two directors that retired during the 106th Business Term.
Note 2: The above includes bonuses to directors and retirement allowance based on resolutions passed at the Ordinary General Meeting of Shareholders for the 105th Business Term.
Note 3: The above does not include provisions for accrued directors’ bonuses and accrued directors’ retirement benefits.
The Support System Provided for Outside Directors and Outside Corporate Auditors (revised)
The Company supports the five Corporate Auditors, which include Outside Corporate Auditors, by staffing full-time workers at the Office of Corporate Auditors.
Outside Corporate Auditors are given prior explanations of the Board of Directors meeting agendas, provided by a Non-outside Corporate Auditor or the person in charge of the relevant division. In addition, although all Outside Corporate Auditors are charged with attending all meetings to receive reports and explanations regarding conducted audits from the Accounting Auditors and Corporate Audit Center, when an Outside Corporate Auditor is not able to attend such meetings, a Corporate Auditor or full-time staff member that did attend will provide a report to enable the Outside Corporate Auditors to grasp the situation. Furthermore, the Board of Corporate Auditors, which meets at least once a month, holds liaison meetings, at any time, for the purpose of sharing information and supplementing the Board of Corporate Auditor Meetings, and exchanging information on important items and various audit details among themselves.

2.	Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (revised)
In addition to the director and corporate auditor systems, the Company has a corporate governance structure that incorporates its own internal auditing system.
With a Board consisting of 27 Directors, none of which are Outside Directors, the Company pursues rational and effective management decision-making. Important matters are ratified by the Board of Directors and Executive Committee, which, in principle, are based on full participation of the Company’s Directors. The Company has also established committees to address important management themes with the aim of complementing the business operation structure and facilitating efficient decision-making while, at the same time, realizing a mutual supervisory function for such matters as compliance and ethics.
The Corporate Auditors of which there are five, including three Outside Corporate Auditors, in accordance with audit policies and allocation of responsibilities, conducts strict audits through attending Board of Directors meetings, Executive Committee meetings and other meetings of various committees, listening to operating reports from Directors and others, inspecting documents of important resolutions, and investigating the Company’s business situation and assets, to fulfill its monitoring function of the Board of Directors in the performance of its duties. Furthermore, close cooperation among the Corporate Auditors, the Accounting Auditors and the Corporate Audit Center serves to enhance each monitoring function.
Furthermore, based on internal audit rules, the Corporate Audit Center (internal auditing) conducts audits covering such areas as internal control systems, and provides assessments and proposals. The various relevant administrative divisions also work with the Corporate Audit Center to audit such areas as product quality, environmental issues, information security and physical security.
Regarding external audits, with the aim of monitoring the independency of the accounting firm, the Company introduced a prior approval system by the Board of Corporate Auditors for contents of auditing and other service contracts and relevant fees. Based on policies and procedures of the prior approval for both auditing and non-auditing services,” each contract is closely reviewed for prior approval
The Company has an auditing service contract with Ernst & Young ShinNihon to audit its financial statements. To check the validity of the audit, the Company’s Corporate Auditors receive detailed explanations, including documents, from the Accounting Auditors about the quality management system regarding audits.

The names and other details of the certified public accountants that carried out accounting audit work for the Company for the 106th Business Term (fiscal year 2006, which ended December) are listed below.

Certified Public Accountant			Accounting Firm
Designated Partner	Operating Partner	Hideo Kojima	Ernst & Young
ShinNihon
Designated Partner	Operating Partner	Masashi Sakakura	Ernst & Young ShinNihon
Designated Partner	Operating Partner	Takashi Yoshida	Ernst & Young ShinNihon
Designated Partner	Operating Partner	Yuichiro Munakata	Ernst & Young ShinNihon
Designated Partner	Operating Partner	Hiroki Suzuki	Ernst & Young ShinNihon
Note 1: Since all partners with have fewer than 7 years of consecutive audits, the number of years of consecutive audits have been omitted.
Note 2: The accounting firm has voluntarily taken measures to ensure that Operating Partners do not work in excess of the fixed term of auditing the Company.
Auditing assistants that carried out audit work for the Company: (Certified Public Accountants: 24; Junior Accountants: 30; Others: 15)
III.	Implementation of Measures Related to Shareholders and Other Stakeholders

1.	Measures to Revitalize the Shareholders’ Meetings and Facilitate the Exercise of Voting Rights

Supplementary Information
Early Distribution of Notice Regarding the Ordinary General Meeting of Shareholders	The Company sent its Notice of Convocation of the Ordinary General Meeting of Shareholders 27 days prior to its latest Ordinary General Meeting of Shareholders.

Other	For foreign shareholders, the Company prepares English translations of its Notice of Convocation of the Ordinary General Meeting of Shareholders and Business Report and distributes this information to standing proxies.

2.	IR Activities

Existence or
Nonexistence
of explanations by a
	company representative	Supplementary Information

Holding of Periodic Conferences for Individual Investors	Exists	In 2005, the President & CEO (at that time) held a conference. In 2006, the Senior Managing Director and Group Executive of Finance & Accounting Headquarters (at that time) held two conferences.

Holding of Periodic Conferences for Analysts and Institutional Investors	Exists	In 2006, the President & CEO (at that time) held a conference on management policy (Corporate Strategy Conference). Furthermore, on a quarterly basis, on the day financaial results were announced, the Senior Managing Director and Group Executive of Finance & Accounting Headquarters (at that time) held conferences for analysts and institutional investors in Japan to report the results. In addition, the Company held two conferences, focusing on product groups hosted by the executive in charge of each group.

Holding of Periodic Conferences for Overseas Investors	NA	In 2006, the Senior Managing Director and Group Executive of Finance & Accounting Headquarters (at that time) visited overseas investors to discuss the Company’s management and business strategies. In addition, on a quarterly basis, on the day financial results were announced, the Senior Managing Director and Group Executive of Finance & Accounting Headquarters (at that time) hosted conference calls to report the results. Also, in the past, Representative Directors have occasionally held conferences with investors overseas.

Posting of IR Materials on Homepage	Exists	As a general rule, the Company strives to post all disclosed materials on its Japanese and English language websites. The websites also include information on the Company’s stock price, historical financial data (10-year summary), and audio or video from various recently held investor-related conferences.

Establishment of a Post for IR	NA	The IR Promotion Division, which is a part of the Global Finance Center, organized under Finance & Accounting Headquarters, is in charge of investor relations. The Director in charge of investor relations is the Managing Director and Group Executive of Finance & Accounting Headquarters. The person in charge of the investor relations program on a day-to-day basis is the general manager.

3.	Measures Concerning Respecting the Position of Stakeholders

Supplementary Information

Internal Rules, etc. Regarding Respecting the Position of Stakeholders	In line with Canon’s corporate philosophy of kyosei—living and working together for the common good—the Company works to fulfill its social responsibilities, fostering good relations, not only with its customers, the communities in which the Company operates, and shareholders, but also with nations and the environment. These objectives are outlined in the Canon Group Code of Conduct, which Canon Directors and employees adhere to when conducting business activities.

Implementation of Environmental Conservation Activities, CSR Activities, etc.	Regarding the Company’s environmental conservation activities and CSR activities, related divisions are in charge of handling these responsibilities in accordance with Canon’s corporate philosophy of kyosei. Detailed information on these activities appears in the Sustainability Report, which the Company publishes to ensure accountability to its stakeholders.

Establishment of Policies, etc. Concerning Supplying Information for Stakeholders	As for information-disclosure policies, the Company has drawn up its own guidelines, which it adheres to when disclosing information. In addition, the Company established the Disclosure Committee in 2005 to ensure that important management information is disclosed in an accurate, comprehensive, and fair manner.
IV.	Basic Policy Concerning Internal Control Systems and Overview of their Implementation
The following is an overview of Canon’s Basic Policy regarding Internal Control Systems and the Company’s implementation of such systems.
1.	System for ensuring Directors’ and Employees’ Compliance with Laws and Articles of Incorporation
(1)	Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the Canon Group Code of Conduct as a standard to which Directors and employees must adhere when performing their work. Canon’s Corporate Ethics and Compliance Committee, which manages and oversees this initiative, promotes compliance activities through compliance staff assigned to each division.

(2)	The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring.

(3)	An in-house hotline system is employed to help prevent improprieties.

2.	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors
Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management and other in-house rules. A system has been established that enables Directors, Corporate Auditors, and internal auditing to access this information anytime.
3.	Rules and Other Systems Regarding Management of Risk of Loss
(1)	Important matters are carefully deliberated at the Executive Committee and in other various Committees to eliminate or reduce business risks.

(2)	Business processes are specified and risks are evaluated based on guidelines of the Internal Control Committee to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed.

(3)	A risk management system has been created through the formulation and observance of various in-house rules to respond to diversifying risks.

(4)	Auditing by internal auditing is carried out for the early detection and resolution of risks.
4.	System for Assuring Directors’ Efficient Execution of Duties
(1)	Important matters are carefully deliberated in advance by the Executive Committee and in various Committees to promote prompt and appropriate decision making by Directors.

(2)	Management policies are explained in long-term management plans, and Company goals are given concrete shape in medium-term plans. In addition, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.
5.	System for Ensuring Appropriate Groupwide Operations
(1)	Based on the Canon Group Code of Conduct, the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics.

(2)	The internal auditing, legal, and other divisions provide guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.

(3)	The soundness and efficiency of the Group’s business activities are ensured by means of Groupwide medium-term plans and deliberations in the various Committees.

6.	Matters Regarding Employees Who Assist the Duties of Corporate Auditors and Their Independence
(1)	The Office of Corporate Auditors has been established, and full-time employees of a requisite size have been assigned to it.

(2)	The Office is an organization independent of the Board of Directors, and changes in its personnel require the prior consent of the Board of Corporate Auditors.
7.	System of Reporting to Corporate Auditors and Other Systems for Securing the Effectiveness of Auditing by Corporate Auditors
(1)	Directors promptly report to corporate auditors matters that may have a significant impact on the Company, and deliver reports periodically to corporate auditors regarding matters they and the corporate auditors have previously agreed upon in consultations.

(2)	Corporate auditors periodically receive reports from accounting auditors.

(3)	Corporate auditors attend Executive Committee and other important meetings.

V.	Other

1.	Matters Regarding Takeover Defense
Not introduced.
2.	Other Items Concerning Corporate Governance Systems, etc. (revised)
The following is an overview of recently implemented measures aimed at enhancing corporate governance.
In 2004, the Company established the Corporate Ethics and Compliance Committee and Internal Control Committee as standing committees with the president appointed as chairman of both organizations. The aim of the Corporate Ethics and Compliance Committee is to raise and infuse compliance and ethical awareness throughout the Company. To raise the effectiveness of these activities, the related administrative department, which had been part of the General Affairs Headquarters, was made an independent unit—the Corporate Ethics and Compliance Administration Office—under the direct control of the Company’s president. A Company Director was appointed to head the office.
The Internal Control Committee has built a highly effective own internal control system and has started activities, which not only aim to ensure the reliability of the Company’s financial reporting, but also to ensure the effectiveness and efficiency of the Company’s business operations, as well as compliance with related laws.
In order to enhance the management monitoring function of the Board of Corporate Auditors, from March 30, 2006, the number of Corporate Auditors was increased from four (two Non-outside Corporate Auditors, two Outside Corporate Auditors) to five (two Non-outside Corporate Auditors, three Outside Corporate Auditors).
Moreover, in order to strengthen the auditing function of the Corporate Audit Center, which is in charge of the internal auditing, the staff has been gradually increased and now numbers 48 (as of March 30, 2006).
As the Company is listed on the New York Stock Exchange, from fiscal year 2006, it is subject to Section 404 of the Sarbanex-Oxley Act of 2002 (Public Company Accounting Reform and Investor Protection Act of 2002).
The Company built and employs its own internal control system and, according to the “Management’s Report on Internal Control over Financial Reporting,” issued in March 2007, and the audit of the Accounting Auditors, the effectiveness of this internal control over financial reporting as of December 31, 2006 was confirmed.
Through these measures, the Company has placed emphasis on building systems to ensure the proper functioning of corporate governance. Going forward, to ensure the everlasting functioning of corporate governance and the Company’s continued growth and development, the Company will foster a corporate culture whereby all Directors and all employees conduct themselves with an awareness of compliance and corporate ethics.